China Information Technology, Inc.
Entered Into Exclusive Cooperation Arrangements with Biznest Internet &Software Co.

(Shenzhen, China – September 4, 2013) -- China Information Technology, Inc. (“CNIT” or the “Company”) (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions in digital education and public information release, and other information technology solutions in China, today announced the Company’s wholly-owned Chinese subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an exclusive cooperation agreement (the “Agreement”) with Biznest Internet & Software Co., Ltd. (“Biznest”), a limited liability company formed in China, effective as of September 2, 2013.

During the three-year term under the Agreement, Biznest will build a cloud information platform (named CNIT Public InfoPlatform) (the “Platform”) for the Company to serve as the data storage and exchange and cloud computing base for all cloud-based products of the Company. Biznest will take charge of the hardware construction, software development and system maintenance, while the Company will be responsible for the Platform’s management, operation and product sales and marketing. In addition, IST will have the sole distributorship and naming rights for other internet-based hardware and software products developed by Biznest.

In addition, through exclusive contractual arrangements, the Company and Biznest will deepen their cooperation in the following areas:

(1)

In the digital “smart” education field where the Company already has a strong presence encompassing software, content, and functional interactive display devices, Biznest will enhance IT-Pad’s built-in education software and related educational content in a cloud-based environment, for the realization of an integral network (“EduCloud”) comprising “one web” - Cloud Learning Web (pubedu.com), “three apps” - Cloud Teaching, Cloud Learning and Mobile Campus Info, and campus management system. Such enhancement is expected to increase customer experience and loyalty, while allowing the Company to realize recurring service revenues.

(2)

Public InfoCloud, jointly developed by Biznest and the Company and launched recently, is a public information release system based on cloud computing and internet-of-things technologies, which consists of four main components - Cloud Release Web (pubds.com), Cloud Media Web, Cloud Signage software and a Smart Cloud terminal – P-Box. This robust product offering for the commercial users intends to enable large data storage coupled with fast and secure information delivery to a wide array of designated remote display terminals and devices in real time. Supported by the joint-development strengths, the Company expects faster market penetration and wider market adaption in a wide range of fields, including education, financial, jewelry retail, property, e-commerce, restaurant, entertainment, commercial trains, weather forecast and media;

(3)	In addition to EduCloud and InfoCloud, the Company and Biznest will continue to develop and introduce more cloud-based products in other high growth markets.

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to enter into exclusive cooperation arrangements with Biznest, which we believe is a milestone achievement for our business transition strategy. Biznest’s robust internet application and cloud platform capabilities strongly complement CNIT’s well-established base of software and display technologies covering numerous customer verticals and a strong nationwide sales network. We believe the pervasiveness and scalability of InfoCloud and EduCloud will greatly facilitate our market expansions and increase business growth in the near future. The cooperation should facilitate a more robust “cloud-centric” business model for the Company comprising initial terminal hardware and software sale followed by the recurring monthly service fees from the cloud platform. According to China Internet Network Information Center, the number of netizens in China would reach 1 billion over the next 15 years, which we believe would necessarily result in huge demand on internet application and services. We believe, with the strategic partnership established under the cooperation arrangements with Biznest, our product offering and market penetration capabilities in the cloud-based business will be strong momentum for the Company’s future sustainable growth.”

About Biznest Internet & Software Co., Ltd.

Founded in 2010 and headquartered in Shenzhen, China, Biznest Internet & Software Co., Ltd. (“Biznest”) provides internet application and software development services and specializing in the fields of digital education, smart family, public information distribution (commercial and media) and e-commerce. Biznest has a full suite of cloud-based services and a strong internet platform, providing rich experience for its educational, commercial and family users in China.

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company’s integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com